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                                                                     EXHIBIT 5.1

                                 July 31, 1998


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re: Talon Automotive Group, Inc.

Gentlemen:

     We are acting as counsel to Talon Automotive Group, Inc., a Michigan corporation (the "Company"), in connection with an exchange offer pursuant to which the Company is offering to exchange up to an aggregate principal amount of $120 million of its 9 5/8% Senior Subordinated Notes due 2008, Series B (the "New Notes") for up to an aggregate principal amount of $120 million of its outstanding 9 5/8% Senior Subordinated Notes due 2008, Series A (the "Old Notes"). The New Notes are described in a Registration Statement on Form S-4 (the "Registration Statement") to be filed by the Company with the Securities an Exchange Commission under the Securities Act of 1933, as amended.

     We have relied upon certificates of public officials and officers of the Company, and upon the representations and warranties of the Company in the Purchase Agreement, the Indenture, and the Guarantees with respect to the factual matters contained therein and have not independently undertaken to investigate or verify the same. We have also relied upon the opinion of Timmis & Inman L.L.P. with respect to (i) the due organization, valid existence, and due corporate and legal authority of the Company, and (ii) the due authorization, execution and delivery by the Company of the New Notes in exchange for the Old Notes.

     Based upon our examination of such corporate records and other documents and certificates as we deemed it necessary to examine, it is our opinion that the New Notes, when issued, authenticated and delivered, will constitute the valid and binding obligation of the Company enforceable according to their terms and the terms of the Indenture dated as of April 28, 1998 between the Company and U.S. Bank Trust National Association, as Trustee (the "Indenture").

     The foregoing opinion is limited to matters governed by the federal laws of the United States and the laws of the State of Michigan. We assume, for purposes of the opinion set forth herein, that New York law is identical to Michigan law. In addition to the limitations and qualifications expressed above, the opinion expressed herein is subject to the following limitations and qualifications:

     (a) The enforceability of the rights and remedies of the parties to the New Notes and the Indenture are subject to (i) the effect of any applicable bankruptcy, insolvency, moratorium,


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reorganization, fraudulent conveyance, or other similar laws affecting creditors rights generally and subject to the applicability of general principles of equity, including the discretionary nature of specific performance, injunctive relief, or other equitable remedies and the appointment of a receiver, and (ii) any limitation on rights of indemnity and contribution thereunder imposed by federal or state securities laws or principles of public policy.

     (b) No opinion is expressed with respect to any provisions in the New Notes and the Indenture constituting a waiver of statutory rights by the Company to any provisions therein exculpating any person or entity from liability for negligence or other misconduct, or to any provisions purporting to exonerate or limit the liability of any party purporting to provide indemnification of a party for liability due to its own fault.

     We hereby consent to the use of this opinion as Exhibit 5.1 to the Registration Statement and to the use of our firm name under the caption "Legal Matters" in the related Prospectus.

                                                Very truly yours,

                                                Dickinson Wright PLLC